Exhibit 2.2
November 3, 2009
HH GP Holding, LLC
302 North Independence
Enid, Oklahoma 73701
Ladies and Gentlemen:
     Reference is made to (i) that certain letter agreement, dated June 1, 2009 (the “Letter Agreement”), between Harold Hamm and HH GP Holding, LLC, a Delaware limited liability company and (ii) the Agreement and Plan of Merger, dated as of June 1, 2009, as amended by that certain Amendment No. 1, dated as of October 26, 2009, and that certain Amendment No. 2, dated as of November 3, 2009 (the “Merger Agreement”), among you, HLND MergerCo, LLC, a Delaware limited liability company and a subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), Hiland Partners GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“Partnership GP”), and Hiland Partners, LP, a Delaware limited partnership (the “Partnership” and, together with Partnership GP, the “Hiland Parties”). “Trusts” as used herein means the Harold Hamm DST Trust, for which Bert Harold Mackie is the trustee, and the Harold Hamm HJ Trust, for which Bert Harold Mackie is the trustee. Terms used and not defined herein have the meanings ascribed to such terms in the Merger Agreement.
     The parties hereto desire to enter into this Amendment to the Letter Agreement (this “Amendment”). Accordingly, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. Reaffirmation of the Letter Agreement. The parties hereby reaffirm the terms, conditions and agreements set forth in the Letter Agreement and agree to be bound by the terms, conditions and agreements contained therein (giving effect to the amendment to the Letter Agreement as set forth in Section 2 hereof).
     2. Change in Contribution Amount. Paragraph 2 of the Letter Agreement is hereby amended by deleting “$32,014,000.00” and replacing such amount with “$41,307,840.00”.
     3. No Further Amendments. Except as expressly provided in this Amendment, the Letter Agreement is not further amended or modified and shall remain in full force and effect in accordance with its terms.
     4. Miscellaneous. This Amendment, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same letter agreement. This letter agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and is not intended to and shall not confer upon any person other than the parties hereto (and the Holdings Parties, as provided for herein) any rights or remedies hereunder.
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               Please confirm your agreement with the foregoing by signing and returning to the undersigned a copy of this Amendment.

Very truly yours,
/s/ Harold Hamm
Harold Hamm

Accepted and agreed to as of the date set forth above:

HH GP HOLDING, LLC

By:	/s/ Harold Hamm Harold Hamm
President